

03053269

4B 5/7/03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING
APR 30 2003
WASH. D.C. 207 SECTION

SEC FILE NUMBER
8- 30466

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sigma Financial Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4261 Park Road
(No. and Street)

Ann Arbor (City) MI (State) 48103 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael J. Brooks 734 663-1611
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker (Address) Chicago (City) IL (State) 60606 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael J. Brooks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sigma Financial Corporation, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

CAROLE A. PARSONS
NOTARY PUBLIC WASHTENAW CO., MI
MY COMMISSION EXPIRES Dec 6, 2003

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Sigma Financial Corporation and Subsidiary

Table of Contents

Sigma Financial Corporation and Subsidiary

Consolidated Financial Statements and
Supplementary Information
For the Year Ended December 31, 2002

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants

To the Board of Directors and Stockholder of
Sigma Financial Corporation and Subsidiary

In our opinion, the accompanying consolidated statement of financial condition and the related consolidated statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of Sigma Financial Corporation and its Subsidiary (the "Company") at December 31, 2002, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information presented on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

April 18, 2003

Sigma Financial Corporation and Subsidiary

Consolidated Statement of Financial Condition
December 31, 2002

Assets		
Cash and cash equivalents	$	1,533,008
Commissions receivable		1,525,052
Interest receivable		39,989
Other receivables		8,643
Fixed assets, net of accumulated depreciation		389,003
Total assets	$	3,495,695
Liabilities and Stockholder's Equity		
Commissions payable	$	2,257,045
Accrued legal settlements		150,000
Accounts payable		101,114
Total liabilities		2,508,159
Stockholder's equity:		
Common stock, $1 par value, 50,000 shares authorized 8,704 issued and 892 outstanding		8,704
Additional paid-in capital		650,000
Retained earnings		336,644
Less 7,812 shares of common stock in treasury, at cost		(7,812)
Total stockholder's equity		987,536
Total liabilities and stockholder's equity	$	3,495,695

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation and Subsidiary

Consolidated Statement of Operations
For the Year Ended December 31, 2002

Revenues:		
Commissions and advisory fees	$	29,018,071
Bank charges reimbursement		732,365
Interest		497,709
Other revenues		1,050,244
Total revenues		31,298,389
Expenses:		
Commissions and advisory		24,282,705
Management fees		2,359,545
Representative licensing fees		373,740
Clearing fees		132,198
Insurance		630,042
Litigation settlements and legal, net of insurance recoveries		1,138,458
Bank charges		731,440
Other expenses (Note 10)		2,144,183
Total expenses		31,792,311
Net loss	$	(493,922)

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation and Subsidiary

Consolidated Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2002

	Common Stock		Additional Paid-in Capital	Retained Earnings	Treasury Stock		Total Stockholder's Equity
	Shares	Amount			Shares	Amount	
Balances, January 1, 2002 as previously reported	8,704	$ 8,704	$ 650,000	$ 710,501	7,812	$ (7,812)	$ 1,361,393
Cumulative effect of prior-period adjustments (Note 11)				120,065			120,065
Balances, January 1, 2002 as restated	8,704	8,704	650,000	830,566	7,812	(7,812)	1,481,458
Net loss				(493,922)			(493,922)
Balances, December 31, 2002	8,704	$ 8,704	$ 650,000	$ 336,644	7,812	$ (7,812)	$ 987,536

The accompanying notes are an integral part of these financial statements.

Sigma Financial Corporation and Subsidiary

Consolidated Statement of Cash Flows
For the Year Ended December 31, 2002

Cash flows from operating activities:	
Net loss	$ (493,922)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation expense	81,212
Loss on equipment disposal	10,708
Changes in assets and liabilities:	
Increase in commissions receivable	(142,474)
Decreases in accounts receivable	68,231
Increase in interest receivable	(1,344)
Decrease in other assets	135,984
Increases in commissions payable	467,667
Increase in accounts payable and accrued expenses	123,795
Net cash provided by operating activities	249,857
Cash and cash equivalents, beginning of year	
Purchases of fixed assets	(20,680)
Net cash used in investing activities	(20,680)
Cash and cash equivalents, beginning of year, as previously reported	1,297,356
Cumulative effect of prior-period adjustment (Note 11)	6,475
Cash and cash equivalents, beginning of year, as restated	1,303,831
Cash and cash equivalents, end of year	$ 1,533,008

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

Sigma Financial Corporation (the "Company") was incorporated under the laws of the State of Michigan in September 1983. The Company is wholly-owned by Jerome S. Rydell. The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc ("NASD").

The Company offers to its customers various investment products including mutual funds, equity and fixed income securities, variable life insurance and variable annuity contracts through 355 branch offices located in 49 states and/or territories. The Company introduces and clears its general securities trading activity on a fully disclosed basis through First Clearing Corporation ("FCC").

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Sigma Planning Corporation. Sigma Planning Corporation is registered with SEC as an investment advisor and provides various fee-based services to its customers including account management, financial analysis and financial planning.

2. Summary of Significant Accounting Policies

All material intercompany balances and transactions are eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commission revenue includes mutual fund concession income, general securities commissions, and insurance product commissions which are recorded on a trade date or accrual basis. Advisory fees include revenues generated from Sigma Planning Corporation which are recorded when earned.

Commission expense paid to registered securities representatives is recorded on a trade date or accrual basis.

The Company's cash and cash equivalents consists of funds on deposit in corporate accounts at a commercial bank, money market mutual funds and FCC. Cash equivalents include assets easily convertible to cash with maturities of less than 90 days. Money market mutual funds are stated at cost, which approximates market value.

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the estimated useful lives of the assets which range from 3 to 7 years. Leasehold improvements are capitalized, while replacements, maintenance and repairs of assets are expensed.

Advertising expenses, which are included in other expenses on the statement of operations for the year ended December 31, 2002, consist of utilizing multi-media and mass mailings. These costs are expensed when incurred.

3. Income Taxes

The Company is organized and taxable under the applicable provisions of the Internal Revenue Code as an S Corporation. Under such provision, the Company is not subject to Federal income tax.

Sigma Planning Corporation is organized and taxable under the applicable provisions of the Revenue Code as a C Corporation. Federal, state and local income tax expense or benefit is determined on a separate company basis. Included in other revenues on the statement of operations is an amount of $17,631 relating to an income tax refund.

Deferred income taxes are generally recognized when assets and liabilities have different values for financial statement and tax reporting purposes. As of December 31, 2002, there were no deferred tax assets or liabilities.

4. Related Party Transactions

The Company receives various services such as the use of telecommunications, office space, systems and equipment, and other general and administrative expenses from B-D Ops, LLC ("B-D Ops"), a company established by Jerome S. Rydell and Sammons Financial Holdings, Inc., an affiliate. In 2001, the Company entered into a formal agreement with B-D Ops and Sammons Securities Company, LLC ("SSC"), another affiliate, whereby B-D Ops will provide such services to the Company and SSC in return for a management fee. Included in other expenses on the statement of operations is $566,235 relating to wages and salaries for the first quarter of 2002 paid by the Company directly to its employees. Beginning in the second quarter of 2002, all of the Company's employees were transferred to B-D Ops.

Management fees are computed based on the total expenses incurred by B-D Ops resultant from services provided to the Company and SSC. Management fees are split between the Company and SSC based on a pro-rata share of their combined revenues. Included in the statement of operations is $2,359,545 relating to management fees to B-D Ops. Included in accounts payable on the statement of financial condition at December 31, 2002 is $75,995 relating to the management fees payable to B-D Ops.

5. Commitments and Contingent Liabilities

Included in the statement of operations is an insurance recovery of $1,963,200, that had not been previously accrued, for certain claims paid by the Company arising from various litigations and arbitrations prior to 2002. This insurance recovery is included in the amount of litigation settlement expenses reflected in the statement of operations.

The Company has resolved most of its pending litigations and arbitrations. The owner of the Company, on occasion, has provided a personal guarantee for or assumed the liability to settle claims under various settlement agreements. Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial statements.

Subsequent to December 31, 2002, the Company entered into settlement agreements for pending arbitrations brought against the Company for damages in the execution of securities transactions. At December 31, 2002, the Company recorded a charge of $150,000 in connection with these settlements.

In the normal course of business, securities transactions of the Company's customers are introduced and cleared through FCC. Pursuant to the clearing agreement, FCC has the right to seek reimbursement from the Company for certain losses that may result from transactions with such customers. The Company's policy is to minimize related risk through the use of a variety of exposure reporting and control procedures, including reviewing, as necessary, the credit standing of each customer with which it conducts business.

6. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $423,520, which was $264,007 in excess of its required net capital of $159,513. The Company's ratio of aggregate indebtedness to net capital was 5.65 to 1. The Company is exempt from Rule 15c3-3 since it does not hold customer funds nor safekeep customer securities.

For the purposes of net capital requirements, the Company calculates net capital requirements on an unconsolidated basis and does not include assets and liabilities of Sigma Planning Corporation.

7. Concentrations of Credit Risk

The Company maintains its cash balances in several accounts with a financial institution located in Michigan. The balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2002, the Company's uninsured cash balance was $596,505 with this financial institution. At December 31, 2002, cash equivalents in the amount $636,503 were held in an uninsured money market mutual fund.

At December 31, 2002, the Company also had $75,207 of cash on deposit with FCC and $24,793 with Pershing, the firm previously used by the Company for clearing its general securities trading activity. These deposits are restricted for withdrawals under the terms of the clearing agreements.

8. Fixed Assets and Depreciation

Fixed assets consisted of the following at December 31, 2002:

Office equipment	$ 680,748
Leasehold improvements	22,500
Vehicles	37,247
Less accumulated depreciation	(351,492)
Fixed assets net of accumulated depreciation	$ 389,003

During 2002, the Company realized a loss of $10,708 when it disposed of two automobiles used in the ordinary course of business. The depreciation for the year ended December 31, 2002 was $81,212.

9. Interest Income

The Company earns interest on its cash balances with financial institutions. A majority of the interest income is earned through the relationship with FCC. FCC credits the Company interest based on a sharing agreement in which the Company is credited a percentage of the interest that FCC earns on deposits, free credit balances and margin borrowings of customers. For the year ended December 31, 2002, the Company earned $472,104 in interest through the relationship with FCC.

10. Other Expenses

Other expenses in the statement of operations include various expenses such as wages and salaries paid by the Company during the first quarter of 2002, computer related expenses, advertising, depreciation, supplies, and other expenses incurred in the normal course of business.

11. Prior-Period Adjustment

At December 31, 2001, the Company's financial statements did not include the assets and liabilities of its wholly-owned subsidiary, as required by the accounting principles generally accepted in the United States of America. Additionally, as of December 31, 2001, the Company did not properly reflect its commissions receivable, commissions payable, and other accrued liabilities balances.

As a result, the Company has reflected a prior-period adjustment to its beginning retained earnings balance as reported in the consolidated statement of changes in stockholder's equity and to its beginning cash and cash equivalents balance as reported in the consolidated statement of cash flows. The cumulative effect of the adjustment was a $6,475 increase to the December 31, 2001 cash and cash equivalents and a $120,065 increase to the December 31, 2001 retained earnings balance, as previously reported.

Supplementary Information

Sigma Financial Corporation and Subsidiary

Computation of Net Capital Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2002

Supplementary Schedule I

Net capital	
Total stockholder's equity	$ 987,536
Less stockholder's equity of a subsidiary	46,975
Total stockholder's equity qualified for net capital	$ 940,561
Deductions and/or charges:	
Total non-allowable assets	479,311
Other deductions	25,000
Total deduction	504,311
Net capital before haircuts	436,250
Haircuts on other securities	12,730
Net capital	$ 423,520
Aggregate indebtedness	$2,392,691
Computation of basic net capital requirements:	
Minimum net capital required (6 2/3% of aggregate indebtedness)	(A) $ 159,513
Minimum dollar net capital requirement	(B) $ 50,000
Net capital requirement (greater of (A) or (B))	$ 159,513
Excess net capital (net capital, less net capital requirement)	$ 264,007
Excess net capital at 1,000 percent (net capital less 10% of aggregate indebtedness)	$ 184,251
Ratio: Aggregate indebtedness to net capital	5.65 to 1

There are no material differences between the above computation and the Company's amended unaudited Part IIA – Focus as filed on April 28, 2003.

Sigma Financial Corporation and Subsidiary

Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2002 **Supplementary Schedule II**

Sigma Financial Corporation introduces its customers' accounts and acts as a finder agent in the sale of general securities and mutual funds while operating under the exemption provided by Section (k)(2) of Rule 15c3-3. At December 31, 2002, Sigma Financial Corporation does not hold customer funds nor safekeep customer securities.

There are no differences between the above information and the Company's amended unaudited Part IIA-Focus as filed on April 28, 2003.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
One North Wacker
Chicago IL 60606
Telephone (312) 298 2000
Facsimile (312) 298 2001

Report of Independent Accountants on Internal Control Required by SEC Rule 17a-5

To the Board of Directors and Stockholder of
Sigma Financial Corporation and Subsidiary

In planning and performing our audit of the financial statements and supplementary schedules of Sigma Financial Corporation (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11); and
2. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

PRICEWATERHOUSECOOPERS

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the accounting system and control activities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the consolidated financial statements of Sigma Financial Corporation and its subsidiary for the year ended December 31, 2002, and this report does not affect our report thereon dated April 18, 2003. The Company did not maintain accurate accounting records or procedures to facilitate the recording of or periodically reconcile commissions receivable, commissions payable, investments and prepaid expense balances. Additionally, the Company's accounting policies and procedures did not appropriately provide for the consolidation of the accounts of its wholly-owned subsidiary as required by accounting principles generally accepted in the United States of America. As of the date of this report, management has indicated to us that they are revising the Company's policies and procedures to correct these conditions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that material inadequacies existed at December 31, 2002 with respect to the Company's practices and procedures related to the consolidation of subsidiaries and to the accounting for and reconciliation of commissions receivable, commissions payable, investments and prepaid expenses, as explained above.

PRICEWATERHOUSECOOPERS

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

April 18, 2003